Filed pursuant to Rule 433
Registration number 333-182016
October 2, 2012

Montpelier Re Holdings Ltd.

$300,000,000 4.70% SENIOR NOTES DUE 2022

Final Term Sheet, dated October 2, 2012

Issuer:	Montpelier Re Holdings Ltd.

Title of Securities:	4.70% Senior Notes due 2022 (the “Notes”)

Security Type:	Senior Unsecured Fixed Rate Notes

Format:	SEC Registered

Trade Date:	October 2, 2012

Settlement Date (T+3):	October 5, 2012

Maturity Date:	October 15, 2022

Aggregate Principal Amount Offered:	$300,000,000 of Notes

Price to Public:	99.682% of the principal amount of the Notes

Gross Proceeds:	$299,046,000

Benchmark Treasury:	UST 1.625% due 2012

Benchmark Treasury Yield:	1.615%

Spread to Benchmark:	Treasury Rate plus 312.5 basis points

Re-offer Yield:	4.74%

Coupon:	4.70%

Interest Payment Dates:	Semi-annually in arrears on each April 15 and October 15 beginning April 15, 2013

Optional Redemption:	Make-whole call at any time at the greater of 100% and the discounted value at Treasury Rate plus 50 basis points

CUSIP/ISIN:	614810 AB5/US614810AB54

Ratings* (expected):	BBB (S&P)/BBB+ (Fitch)

Joint Book Running Managers:	Credit Suisse Securities (USA) LLC Barclays Capital Inc.

The information in this Final Term Sheet supplements the information in the preliminary prospectus supplement dated October 2, 2012 (the “Preliminary Prospectus Supplement”) and supersedes the information in the Preliminary Prospectus Supplement to the extent that it is inconsistent therewith.  This Final Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement.

The issuer has filed a registration statement (including a prospectus and the related Preliminary Prospectus Supplement) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus and the related Preliminary Prospectus Supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC at 1-800-221-1037, or Barclays Capital Inc. at 1-888-603-5847.

*  An explanation of the significance of ratings may be obtained from the rating agencies.  Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate.  The ratings of the Notes should be evaluated independently from similar ratings of other securities.  A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

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